Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

December 15, 2016

VIA EDGAR

Marianne Dobelbower, Esq.

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation IV

Post-Effective Amendment No. 6 to Registration Statement on Form N-2 (File No. 333-204239)

Dear Ms. Dobelbower:

We respectfully request on behalf of FS Investment Corporation IV (the “Company”) that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984) to the Company’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-204239) filed on December 15, 2016 (“Post-Effective Amendment No. 6”). Post-Effective Amendment No. 6 relates to the continuous offering under Rule 415 of the Securities Act of 1933, as amended, of up to 250,000,000 shares of common stock.

The disclosure contained in Post-Effective Amendment No. 6 is substantially similar to the disclosure contained in the Company’s Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-204239) (“Post-Effective Amendment No. 5”), which was subject to review and comment, and declared effective by the Staff on October 31, 2016. The Company filed Post-Effective Amendment No. 6 to, among other things, reflect the reduced commission structure for Class T shares. Although, as disclosed in Post-Effective Amendment No. 6, the upfront sales load is increased, the total commission is reduced from a maximum of 8.95% to 7.25% of gross offering proceeds, which is accomplished by reducing the distribution fee (including the annual percentage and trail length). In addition, Class T shares tendered pursuant to the Company’s share repurchase program are no longer subject to a contingent deferred sales charge.

Post-Effective Amendment No. 6 also extends the offering of Class T shares by eliminating the concept of a date certain (referred to as the “Trigger Date” in Post-Effective Amendment No. 5)

Marianne Dobelbower December 15, 2016 Page 2

by which the Company must receive exemptive relief to offer multiple share classes or otherwise would close the offering. In addition, Post-Effective Amendment No. 6 contains the following changes from Post-Effective Amendment No. 5: (i) updates financial information disclosure; (ii) adds an updated form of subscription; and (iii) files exhibits in connection with the revised commission structure, including the Form of Second Amended and Restated Dealer Manager Agreement, Form of Selected Dealer Agreement, Form of Amended and Restated Distribution Plan and Form of Amended and Restated Class Shares Plan.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Stephen S. Sypherd

  FS Investment Corporation IV